FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	…………………………………………………… ,	2011

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 25, 2011	….	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the financial Instruments and Exchange Law of Japan For the second quarter ended June 30, 2011

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the second quarter ended

June 30, 2011

CANON INC.

Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor lithography equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; and inventory risk due to shifts in market demand.

I.     Corporate Information

(1)    Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Six months ended June 30, 2011	Six months ended June 30, 2010	Three months ended June 30, 2011	Three months ended June 30, 2010	Year ended December 31, 2010

Net sales	1,675,765	1,725,884	836,574	970,358	3,706,901

Income before income taxes	163,659	201,503	81,627	112,651	392,863

Net income attributable to Canon Inc.	109,323	124,449	53,861	67,638	246,603

Canon Inc. stockholders’ equity	-	-	2,645,115	2,699,378	2,645,782

Total equity	-	-	2,810,730	2,876,283	2,809,637

Total assets	-	-	3,994,744	4,016,902	3,983,820

Canon Inc. stockholders’ equity per share (yen)	-	-	2,176.03	2,176.72	2,153.73

Net income attributable to Canon Inc. Stockholders per share:

Basic (yen)	89.16	100.68	43.99	54.67	199.71

Diluted (yen)	89.16	100.68	43.99	54.66	199.70

Canon Inc. stockholders’ equity to total assets (%)	-	-	66.2	67.2	66.4

Cash flows from operating activities	190,825	348,575	-	-	744,413

Cash flows from investing activities	(73,308)	(176,982)	-	-	(342,133)

Cash flows from financing activities	(126,434)	(150,605)	-	-	(279,897)

Cash and cash equivalents at end of period	-	-	848,619	771,697	840,579

Number of employees	-	-	198,572	193,804	197,386

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The conformity to U.S. GAAP is also applied to sections “II. The Business” and “III. Property, Plant and Equipment”.

Canon (consisting of the Company, 297 consolidated subsidiaries and 13 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, consumer, industry and others. No material change in Canon’s business has occurred during the three months ended June 30, 2011.

No additions or removals of significant group entities have occurred during the three months ended June 30, 2011.

(3)	Group Entities

No additions or removals of significant group entities have occurred during the three months ended June 30, 2011.

(4)	Number of Employees

Canon’s number of employees is summarized as follows:

As of June 30, 2011

Consolidated	198,572

Parent-alone	25,656

Note:

The total number of employees includes seasonal workers and others who do not work full time.

II.     The Business

(1)     Production and Sales

Production

Canon’s production by segment group are summarized as follows:

	Millions of yen
	Three months ended June 30, 2011
	Production	Change from June 30, 2010(%)

Office	362,067	-25.6

Consumer	331,193	-18.0

Industry and Others	56,013	-23.0

Total	749,273	-22.2

Notes:

1.	Amount of production is calculated by sales price.
2.	Consumption tax is excluded from the stated amount of production.

Sales

Canon’s sales by segment group are summarized as follows:

	Millions of yen
	Three months ended June 30, 2011
	Sales	Change from June 30, 2010(%)

Office	465,799	-10.8

Consumer	302,216	-17.0

Industry and Others	91,256	-16.2

Eliminations	(22,697)	-

Total	836,574	-13.8

Notes:

1.	Consumption tax is excluded from the stated amount of net sales.
2.	Canon’s sales to its significant customer are summarized as follows:

	Millions of yen

	Three months ended June 30, 2011		Three months ended June 30, 2010

	Sales	Proportion (%)	Sales	Proportion (%)

Hewlett-Packard Company	162,195	19.4	193,743	20.0

(2)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.

(3)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2011

No material contracts were entered into during the three months ended June 30, 2011.

(4)	Operating Results

Looking back at the global economy in the second quarter of 2011, the United States saw a temporary slowdown due to supply chain disruptions triggered by the earthquake that struck north eastern Japan coupled with surges in fuel and food prices, while in Europe, trends continued to vary by country. In Japan, although the economy decelerated in the wake of the Great East Japan Earthquake mainly due to a drop in production activities, the economies of China and India continued to achieve solid growth fueled by stable domestic demand, leading to a continued moderate recovery of the global economy.

As for the markets in which Canon operates amid these conditions, within the office equipment market, while demand for network digital multifunction devices (MFDs) in the Japanese market declined due to the adverse effects of the earthquake, overseas markets continued to realize a moderate recovery. The laser printer market continued to display solid growth boosted by emerging economies. With regard to the consumer products market, demand for compact digital cameras grew steadily, mainly in emerging markets, while the market for digital single-lens reflex (SLR) cameras continued to realize robust growth in all regions with the exception of Japan. Overall demand for inkjet printers remained at around the same level as the previous year. In the industry and others sector, while active investment by chip manufacturers fueled growth in sales of semiconductor lithography equipment, demand for liquid crystal display (LCD) lithography equipment marked a significant decline largely due to decreases in investment following the large-scale outlays made in the previous year and a drop in LCD panel prices. Some of these markets incurred temporary product-supply shortages due to the impact of lower production in the aftermath of the Great East Japan Earthquake.

Despite the direct impact the earthquake had on Canon, including damage to buildings and production facilities, along with the significant effects of decreased production triggered by supply shortages of components, Canon swiftly launched recovery and restoration measures, realizing a recovery in parts procurement and rebuilding production systems ahead of initial forecasts, effectively minimizing the impact on Canon’s operating results and financial position.

The average values of the yen during the second quarter and first half of the year were ¥81.58 and ¥81.92 to the U.S. dollar, respectively, year-on-year appreciations of approximately ¥10 and ¥9, and ¥117.28 and ¥114.95 to the euro, respectively, a year-on-year depreciation of approximately ¥1 and appreciation of approximately ¥5.

(4)	Operating Results (continued)

Net sales for the second quarter totaled ¥836.6 billion, a decrease of 13.8% from the year-ago period, largely due to such factors as the appreciation of the yen against the U.S. dollar and a shift in market demand toward more competitively priced products, along with reduction in sales resulting from the significant impact on production of compact digital cameras and digital network MFDs caused by supply shortages of components following the earthquake, and decreased sales of LCD lithography equipment as an outcome of the sluggish market. Net sales for the six months ended June 30, 2011 totaled ¥1,675.8 billion, a year-on-year decrease of 2.9%, reflecting the effects of new consolidation arising from the acquisition of Océ N.V. in the previous year. Despite the appreciation of the yen against the U.S. dollar and decreased production turnover resulting from the earthquake, the gross profit ratio for the second quarter improved by 1.0 points overall from the year-ago period, reaching 50.0% thanks to ongoing cost-cutting efforts. The gross profit ratio for the first half of the year rose 0.3 points to 49.2%.

Gross profit for the second quarter totaled ¥418.5 billion, a year-on-year decrease of 12.0%, and totaled ¥824.7 billion for the first six months, a year-on-year decline of 2.3%. Operating expenses decreased by ¥21.8 billion for the quarter owing to Group-wide efforts to thoroughly reduce spending. For the six months ended June 30, 2011, however, the amount increased by ¥20.2 billion, mainly stemming from the new consolidation. Consequently, second-quarter operating profit decreased by 30.9% to ¥78.4 billion while operating profit for the first half of the year decreased by 19.7% to ¥160.9 billion. Other income (deductions) achieved a turnaround of ¥4.0 billion, while income before income taxes for the second quarter totaled ¥81.6 billion, a drop of 27.5% from the year-ago period, and ¥163.7 billion for the first half, a decline of 18.8% year on year. Net income attributable to Canon Inc. decreased by 20.4% to ¥53.9 billion for the quarter and declined 12.2% to ¥109.3 billion for the first six months of the year.

Basic net income attributable to Canon Inc. stockholders per share for the second quarter was ¥43.99, a decrease of ¥10.68 compared with the corresponding quarter of the previous year, and ¥89.16 for the first half of 2011, a year-on-year decrease of ¥11.52.

(4)	Operating Results (continued)

Canon’s second-quarter results by business unit are summarized as follows:

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, despite the admirable sales performance of imageRUNNER ADVANCE-series products, sales volume of digital network MFDs decreased from the year-ago period due to the impact on production arising from parts-supply shortages following the earthquake. As for laser printers, buoyed by hearty demand, sales volume remained in line with that from the corresponding period of the previous year thanks to efforts targeting an early recovery in production and expanded sales. Consequently, second-quarter sales for the segment totaled ¥465.8 billion, a drop of 10.8% year on year, reflecting the appreciation of the yen against the U.S. dollar. Likewise, operating profit for the quarter decreased by 28.6% to ¥59.8 billion due to the decline in gross profit accompanying reduced sales. Sales for the combined first six months of the year totaled ¥946.7 billion, growing 1.7% year on year owing to the impact of the new consolidation in the previous year, while operating profit decreased by 21.2% to ¥122.9 billion.

Within the Consumer Business Unit, demand for digital SLR cameras continued to display solid growth. Amid the effects of parts-supply shortages, efforts to swiftly recover production levels and boost sales of such products as the competitively priced EOS Digital Rebel-series models and the advanced-amateur-model EOS 60D, resulted in sales volume comparable to that from the corresponding year-ago period. As for compact digital cameras, despite the launch of ten new ELPH (IXUS)-series and PowerShot-series models in the first quarter, unit sales decreased from the previous year, reflecting the significant impact of parts-supply shortages. With regard to inkjet printers, although sales in emerging markets displayed solid growth, unit sales overall recorded only a slight increase as a result of price competition among market players, mainly in Europe. Accordingly, second-quarter sales for the Consumer Business Unit declined by 17.0% year on year to ¥302.2 billion, affected by the appreciation of the yen against the U.S. dollar along with the shift in demand toward lower priced products. Quarterly operating profit decreased by 32.3% to ¥45.3 billion, reflecting the decrease in gross profit accompanying the reduction in sales. Sales for the first six months totaled ¥591.8 billion, a decline of 9.5% year on year, while operating profit totaled ¥85.2 billion, a decrease of 25.4% year on year.

In the Industry and Others Business Unit, while semiconductor lithography equipment recorded robust unit sales in response to the rapid restoration of production facilities amid growing demand, unit sales of LCD lithography equipment dropped substantially in the face of shrinking demand for equipment to produce large-size panels which Canon boasts strong performance. Consequently, second-quarter sales for the segment decreased by 16.2% to ¥91.3 billion while operating profit totaled ¥4.8 billion, a turnaround of ¥10.3 billion through the improved gross profit ratio along with efforts to curb expenses. Sales for the first half of the year totaled ¥183.0 billion, a drop of 4.3% year on year, while operating profit was ¥11.4 billion, a turnaround of ¥19.8 billion from the year-ago period.

Second-quarter results by major geographic area are summarized as follows:

Japan

Due to the severe impact of the Great East Japan Earthquake, net sales in Japan for the second quarter decreased by 15.9% from the year-ago period to ¥616.6 billion and 8.9% decrease to ¥1,237.0 billion for the six months ended June 30, 2011. Operating profit dropped 16.7% year on year to ¥95.8 billion for the quarter, and decline of 13.3% year on year to ¥182.3 billion for the six-month period.

(4)	Operating Results (continued)

Net sales outside Japan declined significantly due to such factors as the appreciation of the yen and supply shortages of components and products.

Americas

Second-quarter sales decreased by 12.7% from the year-ago period to ¥232.7 billion, and ¥451.5 billion for the combined six months of the year, a decrease of 3.5%, largely due to the appreciation of the yen against the U.S. dollar and product-supply shortages of digital cameras caused by the earthquake. Operating profit for the second quarter totaled ¥3.4 billion, a decrease of 55.5% year on year, and ¥4.4 billion for the six months ended June 30, 2011, a decline of 61.7% from the corresponding period of the previous year.

Europe

Due to the shortages of supply of office equipment and digital cameras caused by the earthquake, sales for the quarter decreased by 13.4% from the same period of the previous year to ¥268.9 billion, however, because of the consolidation effects in the previous year, sales increased by 1.3% to ¥547.5 billion for the combined six months of the year. Operating profit in Europe decreased by 44.2% year on year to ¥7.3 billion for the second quarter, and ¥18.6 billion for the six months ended June 30, 2011, a decline of 6.6%.

Asia and Oceania

Sales decreased by 15.4% to ¥308.2 billion for the second quarter mainly because of supply shortages of digital cameras and decreases in investment following the large- scale outlays made in the previous year in LCD lithography equipment. Sales for the six months ended June 30, 2011 increased 1.6% to ¥662.4 billion. Operating profit in Asia and Oceania declined 29.9% to ¥9.9 billion for the quarter and a decrease of 3.1% to ¥24.2 billion for the six-month period.

Cash Flows

In the second quarter of 2011, cash flow from operating activities totaled ¥118.9 billion, a decrease of ¥68.0 billion compared with the year-ago period, as a result of decreased sales and profit triggered by the Great East Japan Earthquake. Due to ongoing capital investment focused on higher priority items and decrease in time deposit, cash flow from investing activities decreased ¥39.1 billion year on year, totaling ¥26.8 billion outlay. Accordingly, free cash flow totaled ¥92.1 billion, a decrease of ¥28.9 billion from the previous year.

Cash flow from financing activities recorded an outlay of ¥52.6 billion, mainly arising from repurchases of treasury stock. Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥32.0 billion to ¥848.6 billion from the end of the previous quarter.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finance have occurred during the three months ended June 30, 2011.

Research and Development Expenditures

Canon’s research and development expenditures for the three months ended June 30, 2011 totaled ¥76.1 billion.

III.     Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the second quarter of 2011.

(2)    Prospect of Capital Investment in the Second Quarter of Fiscal 2011

The new construction of property, plant and equipment, which had been in progress as of March 31, 2011 and was completed during the second quarter of 2011, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Kawasaki Office, Canon Inc. Kanagawa, Japan	R&D of electrophotographic technologies (Office Business Unit)	April 2011

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the second quarter of 2011. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the second quarter of 2011.

IV.    Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of June 30, 2011

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

The descriptions of the stock option plans as of June 30, 2011 are below.

The Stock Option Plan Approved on March 28, 2008

1. Number of share options

The number of share options that the Board of Directors are authorized to issue is 5,580.

2. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 558,000 common shares.

3. Cash payment for share options (yen)

The cash payment required for each share option is ¥5,502.

(i)

If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1
Ratio of Share Split or Share Consolidation

(ii)

If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment = Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(1)	Shares (continued)

(iii)

In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable

From May 1, 2010 to April 30, 2014.

5. Exercise price and amount of increased stated capital (yen)

The exercise price and amount of increased stated capital per share is ¥5,502 and ¥2,751, respectively.

6. Other Conditions for Exercise of Share Options

(i)	One share option may not be exercised partially.

(ii)

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii)

Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.

7. Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

The Stock Option Plan Approved on March 27, 2009

1. Number of share options

The number of share options that the Board of Directors are authorized to issue is 7,361.

2. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 736,100 common shares.

3. Cash payment for share options (yen)

The cash payment required for each share option is ¥3,287.

(i)

If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1
Ratio of Share Split or Share Consolidation

(1)	Shares (continued)

(ii)

If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment  =  Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)

In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable

From May 1, 2011 to April 30, 2015.

5. Exercise price and amount of increased stated capital (yen)

The exercise price and amount of increased stated capital per share is ¥3,287 and ¥1,644, respectively.

6. Other Conditions for Exercise of Share Options

(i)	One share option may not be exercised partially.

(ii)

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 108th Business Term of the Company.

(iii)

Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.

7. Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

(1)	Shares (continued)

The Stock Option Plan Approved on March 30, 2010

1. Number of share options

The number of share options that the Board of Directors are authorized to issue is 8,680.

2. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 868,000 common shares.

3. Cash payment for share options (yen)

The cash payment required for each share option is ¥4,573.

(i)

If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1
Ratio of Share Split or Share Consolidation

(ii)

If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment  =  Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)

In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable

From May 1, 2012 to April 30, 2016.

5. Exercise price and amount of increased stated capital (yen)

The exercise price and amount of increased stated capital per share is ¥4,573 and ¥2,287, respectively.

6. Other Conditions for Exercise of Share Options

(i)	One share option may not be exercised partially.

(ii)

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 109th Business Term of the Company.

(1)	Shares (continued)

(iii)

Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.

7. Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

The Stock Option Plan Approved on March 30, 2011

1. Number of share options

The number of share options that the Board of Directors are authorized to issue is 9,000.

2. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 900,000 common shares.

3. Cash payment for share options (yen)

The cash payment required for each share option is ¥3,990.

(i)

If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1
Ratio of Share Split or Share Consolidation

(ii)

If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment = Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)

In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable rang.

(1)	Shares (continued)

4. Period during which share options are exercisable

From May 1, 2013 to April 30, 2017.

5. Exercise price and amount of increased stated capital (yen)

The exercise price and amount of increased stated capital per share is ¥3,990 and ¥1,995, respectively.

6. Other Conditions for Exercise of Share Options

(i)	One share option may not be exercised partially.

(ii)

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 110th Business Term of the Company.

(iii)

Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.

7. Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of June 30, 2011
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

(1)	Shares (continued)

Major Shareholders

	As of June 30, 2011
	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued
Japan Trustee Services Bank, Ltd. (Trust Account)	64,693,600	4.85%
The Dai-ichi Life Insurance Company, Limited	62,360,380	4.68%
The Master Trust Bank of Japan, Ltd. (Trust Account)	57,911,400	4.34%
Moxley & Co.	43,309,147	3.25%
JPMorgan Chase & Co. 380055	38,365,889	2.88%
State Street Bank and Trust Company	29,494,022	2.21%
State Street Bank and Trust Company 505223	28,268,758	2.12%
Deutsche Securities Inc.	27,997,270	2.10%
SSBT OD05 OMNIBUS ACCOUNT – TREATY CLIENTS	25,146,400	1.89%
Sompo Japan Insurance Inc.	22,939,987	1.72%

Total	400,486,853	30.03%

Notes:

1.	Apart from the above shares, The Dai-Ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.

2.	Moxley & Co. is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts.)

3.	Apart from the above shares, the Company owns 118,196,149 shares (8.86% of total issued shares) of treasury stock.

4.

Mizuho Corporate Bank, Ltd. and its four affiliated companies listed below submitted a report on large share holdings to the Kanto Local Finance Bureau on July 7, 2010 in their joint names and reported that they owned 67,096,536 shares (5.03%) of the Company as of June 30, 2010 in total as detailed below. However, the Company has not confirmed the status of these holdings as of June 30, 2011.

	Number of shares held	Number of shares held /
		Number of shares issued
Mizuho Corporate Bank, Ltd.	20,123,736	1.51%
Mizuho Bank, Ltd.	11,491,437	0.86%
Mizuho Securities Co., Ltd.	6,701,197	0.50%
Mizuho Trust & Banking Co., Ltd.	26,620,366	2.00%
Mizuho Asset Management Co., Ltd.	2,159,800	0.16%

Total	67,096,536	5.03%

(1)	Shares (continued)

Voting Rights

	As of June 30, 2011

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 118,196,100 (cross shareholding) 3,700	-

Shares with full voting rights (Others)	1,213,545,400	12,135,454

Fractional unit shares	2,018,264	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	12,135,454

Note:

In “Fractional unit shares” under “Number of shares,” 49 shares of treasury stock and 50 shares of cross shareholding are included.

Treasury Stock, etc.

	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

Canon Inc.	118,196,100	8.86%

Horie Mfg. Co., Ltd.	3,700	0.00%

Total	118,199,800	8.86%

(2)	Stock Price Transition

The following table sets forth the monthly reported high and low market prices of the Company’s common stock on the First Section of Tokyo Stock Exchange for each of the six months ended June 30, 2011:

						(Yen)

	January	February	March	April	May	June

High	4,280	4,130	4,000	3,810	3,925	3,945

Low	3,970	3,860	3,310	3,470	3,620	3,680

(3)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2010 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

Changes in functions of directors are below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of Finance & Accounting HQ)

Haruhisa Honda	(Managing Director: Group Executive of Production Engineering HQ)

The change in members of executive officers between the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2010 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is below.

Retirement:

Masahiro Haga	(Executive Officer: Adviser of Canon Finetech Inc.)

Changes in functions of executive officers are below:

Masahiro Haga	(Executive Officer: Adviser of Canon Finetech Inc.)

Akiyoshi Kimura	(Executive Officer: Deputy Chief Executive of Office Imaging Products HQ)

Naoji Otsuka	(Executive Officer: Deputy Chief Executive of Inkjet Products HQ)

Kenji Kobayashi	(Executive Officer: President of Canon France S.A.S)

Sachio Kageyama	(Executive Officer: Group Executive of Global Manufacturing HQ)

V.    Financial Statements (Unaudited)

(1)    Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	June 30, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents (Note 13)	848,619	840,579
Short-term investments (Note 2)	78,248	96,815
Trade receivables, net (Note 3)	492,157	557,504
Inventories (Note 4)	478,719	384,777
Prepaid expenses and other current assets (Notes 9 and 13)	257,671	250,754

Total current assets	2,155,414	2,130,429

Noncurrent receivables (Note 10)	16,531	16,771
Investments (Note 2)	61,833	81,529
Property, plant and equipment, net (Note 5)	1,204,153	1,201,968
Intangible assets, net	150,404	153,021
Other assets (Notes 9 and 13)	406,409	400,102

Total assets	3,994,744	3,983,820

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	June 30, 2011	December 31, 2010

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	12,360	7,200
Trade payables (Note 6)	392,809	383,251
Accrued income taxes	58,391	72,482
Accrued expenses (Note 10)	274,584	299,710
Other current liabilities (Note 9)	161,993	134,298

Total current liabilities	900,137	896,941

Long-term debt, excluding current installments	5,572	4,131
Accrued pension and severance cost	200,468	197,609
Other noncurrent liabilities	77,837	75,502

Total liabilities	1,184,014	1,174,183

Commitments and contingent liabilities (Note 10)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,234	400,425
Legal reserve	57,851	57,930
Retained earnings	2,994,227	2,965,237
Accumulated other comprehensive income (loss)	(371,103)	(390,459)
Treasury stock, at cost	(611,856)	(562,113)
(Number of shares)	(118,196,149)	(105,295,975)

Total Canon Inc. stockholders’ equity	2,645,115	2,645,782
Noncontrolling interests (Note 7)	165,615	163,855

Total equity (Note 7)	2,810,730	2,809,637

Total liabilities and equity	3,994,744	3,983,820

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income

	Millions of yen
	Six months ended June 30, 2011	Six months ended June 30, 2010

Net sales	1,675,765	1,725,884

Cost of sales	851,029	881,953

Gross profit	824,736	843,931

Operating expenses:
Selling, general and administrative expenses (Note 13)	517,649	490,825
Research and development expenses	146,174	152,825

	663,823	643,650

Operating profit	160,913	200,281

Other income (deductions):
Interest and dividend income	3,760	2,743
Interest expense	(672)	(953)
Other, net (Notes 9, 12 and 13)	(342)	(568)

	2,746	1,222

Income before income taxes	163,659	201,503

Income taxes	52,259	73,975

Consolidated net income	111,400	127,528

Less: Net income attributable to noncontrolling interests	2,077	3,079

Net income attributable to Canon Inc.	109,323	124,449

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	89.16	100.68
Diluted	89.16	100.68
Cash dividends per share	60.00	55.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2010

Net sales	836,574	970,358

Cost of sales	418,075	494,995

Gross profit	418,499	475,363

Operating expenses:
Selling, general and administrative expenses (Note 13)	264,009	280,033
Research and development expenses	76,079	81,892

	340,088	361,925

Operating profit	78,411	113,438

Other income (deductions):
Interest and dividend income	2,124	1,722
Interest expense	(234)	(867)
Other, net (Notes 9, 12 and 13)	1,326	(1,642)

	3,216	(787)

Income before income taxes	81,627	112,651

Income taxes	26,207	43,858

Consolidated net income	55,420	68,793

Less: Net income attributable to noncontrolling interests	1,559	1,155

Net income attributable to Canon Inc.	53,861	67,638

	Yen	Yen

Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	43.99	54.67
Diluted	43.99	54.66
Cash dividends per share	60.00	55.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Six months ended June 30, 2011	Six months ended June 30, 2010
Cash flows from operating activities:
Consolidated net income	111,400	127,528
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	127,587	125,968
Loss on disposal of fixed assets	4,914	4,597
Deferred income taxes	(1,627)	4,911
Decrease in trade receivables	91,225	15,598
Increase in inventories	(83,978)	(49,876)
Increase (decrease) in trade payables	(9,859)	87,995
Increase (decrease) in accrued income taxes	(14,803)	19,734
Decrease in accrued expenses	(32,986)	(24,228)
Increase (decrease) in accrued (prepaid) pension and severance cost	(300)	2,605
Other, net	(748)	33,743

Net cash provided by operating activities	190,825	348,575

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(104,307)	(96,783)
Proceeds from sale of fixed assets (Note 5)	616	1,306
Purchases of available-for-sale securities	(540)	(9,028)
Proceeds from sale and maturity of available-for-sale securities	1,469	24
(Increase) decrease in time deposits, net	17,729	(16,840)
Acquisitions of subsidiaries, net of cash acquired	17	(55,533)
Purchases of other investments	(127)	(505)
Other, net	11,835	377

Net cash used in investing activities	(73,308)	(176,982)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	593	3,107
Repayments of long-term debt	(2,345)	(2,751)
Increase (decrease) in short-term loans, net	6,582	(76,661)
Dividends paid	(79,850)	(67,897)
Repurchases of treasury stock, net	(49,843)	(5,022)
Other, net	(1,571)	(1,381)

Net cash used in financing activities	(126,434)	(150,605)

Effect of exchange rate changes on cash and cash equivalents	16,957	(44,325)

Net change in cash and cash equivalents	8,040	(23,337)

Cash and cash equivalents at beginning of period	840,579	795,034

Cash and cash equivalents at end of period	848,619	771,697

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	724	609
Income taxes	75,996	49,842

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)    Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for on the equity method basis as of June 30, 2011 and December 31, 2010 are summarized as follows:

	June 30, 2011	December 31, 2010
Consolidated subsidiaries	297	294
Affiliated companies	13	14

Total	310	308

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)    Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recently Issued Accounting Guidance

In October 2009, the FASB issued new accounting guidance for revenue recognition under multiple-deliverable arrangements. This guidance modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. The guidance also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. This guidance is effective for fiscal years beginning on or after June 15, 2010 and was adopted by Canon from the quarter beginning January 1, 2011. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

In October 2009, the FASB issued new accounting guidance for software revenue recognition. This guidance modifies the scope of the software revenue recognition guidance to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. This guidance is effective for fiscal years beginning on or after June 15, 2010 and was adopted by Canon from the quarter beginning January 1, 2011. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at June 30, 2011 and December 31, 2010 were as follows:

	Millions of yen
	June 30, 2011
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Government bonds	1	-	-	1

Noncurrent:
Government bonds	199	-	24	175
Corporate bonds	530	40	76	494
Fund trusts	1,953	13	1	1,965
Equity securities	18,772	5,241	2,052	21,961

	21,454	5,294	2,153	24,595

	Millions of yen
	December 31, 2010
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Government bonds	1	-	-	1
Corporate bonds	1,000	-	-	1,000

	1,001	-	-	1,001

Noncurrent:
Government bonds	183	-	22	161
Corporate bonds	1,017	42	65	994
Fund trusts	1,778	20	-	1,798
Equity securities	18,288	5,768	654	23,402

	21,266	5,830	741	26,355

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments (continued)

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at June 30, 2011:

	Millions of yen
	Cost	Fair value
Due within one year	1	1
Due after one year through five years	953	966
Due after five years through ten years	1,729	1,668

	2,683	2,635

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized losses, including write-downs for impairments that were other than temporary, were not significant for the six and three months ended June 30, 2011 and 2010. The gross realized gains were not significant for the six and three months ended June 30, 2011 and 2010.

At June 30, 2011, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.

Time deposits with original maturities of more than three months are ¥78,247 million and ¥95,814 million at June 30, 2011 and December 31, 2010, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,575 million and ¥26,475 million at June 30, 2011 and December 31, 2010, respectively. Investments with an aggregate cost of ¥14,527 million were not evaluated for impairment as of June 30, 2011, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Reclassifications from accumulated other comprehensive income (loss) for gains and losses realized in net income was not significant for the six and three months ended June 30, 2011 and 2010.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)    Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30, 2011	December 31, 2010

Notes	13,416	15,441
Accounts	493,193	556,983
Less allowance for doubtful receivables	(14,452)	(14,920)

	492,157	557,504

(4)    Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30, 2011	December 31, 2010

Finished goods	259,078	232,584
Work in process	181,256	116,679
Raw materials	38,385	35,514

	478,719	384,777

(5)    Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30, 2011	December 31, 2010

Land	269,260	266,631
Buildings	1,355,855	1,320,121
Machinery and equipment	1,506,490	1,439,246
Construction in progress	89,249	85,673

	3,220,854	3,111,671
Less accumulated depreciation	(2,016,701)	(1,909,703)

	1,204,153	1,201,968

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)    Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30, 2011	December 31, 2010

Notes	23,131	13,676
Accounts	369,678	369,575

	392,809	383,251

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)    Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the six months ended June 30, 2011 and 2010 are as follows:

	Millions of yen
	Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2010	2,645,782	163,855	2,809,637

Dividends paid to Canon Inc. stockholders	(79,850)	-	(79,850)
Dividends paid to noncontrolling interests	-	(1,374)	(1,374)
Equity transactions with noncontrolling interests and other	347	(71)	276

Comprehensive income:
Net income	109,323	2,077	111,400
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	20,267	250	20,517
Net unrealized gains and losses on securities	(1,247)	111	(1,136)
Net gains and losses on derivative instruments	(454)	96	(358)
Pension liability adjustments	790	671	1,461
Total comprehensive income	128,679	3,205	131,884
Repurchase of treasury stock, net	(49,843)	-	(49,843)

Balance at June 30, 2011	2,645,115	165,615	2,810,730

Balance at December 31, 2009	2,688,109	191,291	2,879,400

Dividends paid to Canon Inc. stockholders	(67,897)	-	(67,897)
Dividends paid to noncontrolling interests	-	(1,381)	(1,381)
Acquisition of subsidiaries	-	19,168	19,168
Equity transactions with noncontrolling interests and other	32,326	(33,058)	(732)

Comprehensive income:
Net income	124,449	3,079	127,528
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(72,743)	(2,300)	(75,043)
Net unrealized gains and losses on securities	(1,585)	96	(1,489)
Net gains and losses on derivative instruments	1,962	(29)	1,933
Pension liability adjustments	(221)	39	(182)
Total comprehensive income	51,862	885	52,747
Repurchase of treasury stock, net	(5,022)	-	(5,022)

Balance at June 30, 2010	2,699,378	176,905	2,876,283

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)    Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the six months ended June 30, 2011 and 2010 is as follows:

	Millions of yen
	Six months ended June 30, 2011	Six months ended June 30, 2010
Net income attributable to Canon Inc.	109,323	124,449

	Number of shares
	Six months ended June 30, 2011	Six months ended June 30, 2010
Average common shares outstanding	1,226,095,765	1,236,091,586
Effect of dilutive securities:
Stock options	79,976	43,270

Diluted common shares outstanding	1,226,175,741	1,236,134,856

	Yen
	Six months ended June 30, 2011	Six months ended June 30, 2010
Net income attributable to Canon Inc. stockholders per share:
Basic	89.16	100.68
Diluted	89.16	100.68

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the three months ended June 30, 2011 and 2010 is as follows:

	Millions of yen
	Three months ended June 30, 2011	Three months ended June 30, 2010
Net income attributable to Canon Inc.	53,861	67,638

	Number of shares
	Three months ended June 30, 2011	Three months ended June 30, 2010
Average common shares outstanding	1,224,317,625	1,237,304,166
Effect of dilutive securities:
Stock options	44,122	70,353

Diluted common shares outstanding	1,224,361,747	1,237,374,519

	Yen
	Three months ended June 30, 2011	Three months ended June 30, 2010
Net income attributable to Canon Inc. stockholders per share:
Basic	43.99	54.67
Diluted	43.99	54.66

The computation of diluted net income attributable to Canon Inc. stockholders per share for the six and three months ended June 30, 2011 and 2010 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2011 are expected to be recognized in earnings over the next 12 months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts as of June 30, 2011 and December 31, 2010 are set forth below:

	Millions of yen
	June 30, 2011	December 31, 2010
To sell foreign currencies	439,285	466,361
To buy foreign currencies	65,506	48,686

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets as of June 30, 2011 and December 31, 2010.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2011	December 31, 2010
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	653	2,487

Liabilities:
Foreign exchange contracts	Other current liabilities	413	426

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2011	December 31, 2010
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	2,685	9,463

Liabilities:
Foreign exchange contracts	Other current liabilities	422	487

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments on the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments on the consolidated statements of income for the six and three months ended June 30, 2011 and 2010.

Derivatives in cash flow hedging relationships

	Millions of yen
Six months ended June 30, 2011	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(833)	Other, net	(702)	Other, net	(201)

	Millions of yen
Six months ended June 30, 2010	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	3,284	Other, net	3,337	Other, net	(72)

	Millions of yen
Three months ended June 30, 2011	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,774	Other, net	(878)	Other, net	(95)

	Millions of yen
Three months ended June 30, 2010	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	2,849	Other, net	1,937	Other, net	(17)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments on the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Six months ended June 30, 2011	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(10,504)

	Millions of yen
Six months ended June 30, 2010	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	35,070

	Millions of yen
Three months ended June 30, 2011	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	4,373

	Millions of yen
Three months ended June 30, 2010	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	28,953

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Commitments and Contingent Liabilities

Commitments

As of June 30, 2011, commitments outstanding for the purchase of property, plant and equipment approximated ¥47,109 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥95,450 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,798 million and ¥13,686 million at June 30, 2011 and December 31, 2010, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥23,791 million (within one year) and ¥58,318 million (after one year), at June 30, 2011.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥15,919 million at June 30, 2011. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2011 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the six months ended June 30, 2011 and 2010 is summarized as follows:

Six months ended June 30, 2011
Millions of yen
Balance at December 31, 2010	13,343
Addition	7,921
Utilization	(7,839)
Other	(559)

Balance at June 30, 2011	12,866

Six months ended June 30, 2010
Millions of yen
Balance at December 31, 2009	13,944
Addition	9,832
Utilization	(7,855)
Other	(2,915)

Balance at June 30, 2010	13,006

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Commitments and Contingent Liabilities (continued)

Legal proceedings

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting society representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. VG Wort filed a lawsuit in January 2006 against Canon seeking payment of copyright levies on single-function printers, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Also, after rejection by the Federal Supreme Court of an appeal by VG Wort in relation to Canon’s single-function printers case in September 2008, VG Wort lodged a claim before the Federal Constitutional Court. The Federal Constitutional Court, in the same way as the decision given in the HP case in September 2010, gave its decision in January 2011 that the case should be reverted back to the Federal Supreme Court, admitting VG Wort’s claim for lack of ‘due process’ (i.e., insufficient deliberation before judgment on the merits). The hearing of Canon’s case was reverted back to the Federal Supreme Court and it was held in June 2011. During the hearing, the Federal Supreme Court indicated it is possible that Canon’s case would be referred to the European Court of Justice for a preliminary ruling. On July 21, 2011, the Federal Supreme Court delivered its decision to refer this case to the European Court of Justice for its preliminary ruling, upon which the Federal Supreme Court will render its final judgment on this case. The timeline of that proceeding from now on is yet to be known. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2011. However, in Canon’s assessment, the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.

Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above and other outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments as of June 30, 2011 and December 31, 2010 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	June 30, 2011		December 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(8,852)	(8,836)	(9,260)	(9,245)
Foreign exchange contracts:
Assets	3,338	3,338	11,950	11,950
Liabilities	(835)	(835)	(913)	(913)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At June 30, 2011 and December 31, 2010, one customer accounted for approximately 21% of consolidated trade receivables. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at June 30, 2011 and December 31, 2010.

	Millions of yen
	June 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	268,253	-	268,253
Available-for-sale (current):
Government bonds	1	-	-	1
Available-for-sale (noncurrent):
Government bonds	175	-	-	175
Corporate bonds	-	44	450	494
Fund trusts	155	1,810	-	1,965
Equity securities	21,961	-	-	21,961
Derivatives	-	3,338	-	3,338

Total assets	22,292	273,445	450	296,187

Liabilities:
Derivatives	-	835	-	835

Total liabilities	-	835	-	835

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	249,907	-	249,907
Available-for-sale (current):
Government bonds	1	-	-	1
Corporate bonds	-	-	1,000	1,000
Available-for-sale (noncurrent):
Government bonds	161	-	-	161
Corporate bonds	-	44	950	994
Fund trusts	10	1,788	-	1,798
Equity securities	23,402	-	-	23,402
Derivatives	-	11,950	-	11,950

Total assets	23,574	263,689	1,950	289,213

Liabilities:
Derivatives	-	913	-	913

Total liabilities	-	913	-	913

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the six months ended June 30, 2011 and 2010.

Six months ended June 30, 2011

Millions of yen
Balance at December 31, 2010	1,950
Total gains or losses (realized or unrealized):
Included in earnings	(2)
Included in other comprehensive income (loss)	(9)
Purchases, issuances and settlements	(1,489)

Balance at June 30, 2011	450

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements (continued)

Six months ended June 30, 2010

Millions of yen
Balance at December 31, 2009	1,340
Total gains or losses (realized or unrealized):
Included in earnings	(60)
Included in other comprehensive income (loss)	(20)
Purchases, issuances and settlements	(49)

Balance at June 30, 2010	1,211

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended June 30, 2011 and 2010.

Three months ended June 30, 2011

Millions of yen
Balance at March 31, 2011	219
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	(13)
Purchases, issuances and settlements	244

Balance at June 30, 2011	450

Three months ended June 30, 2010

Millions of yen
Balance at March 31, 2010	1,250
Total gains or losses (realized or unrealized):
Included in earnings	4
Included in other comprehensive income (loss)	(21)
Purchases, issuances and settlements	(22)

Balance at June 30, 2010	1,211

Gains and losses included in earnings are mainly related to corporate bonds still held at June 30, 2011 and 2010, and are reported in “Other, net” in the consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

During the six and three months ended June 30, 2010, non-marketable equity securities with a carrying amount of ¥5,000 million were written down to their fair value of ¥2,422 million and equity securities accounted for by the equity method with a carrying amount of ¥33,984 million were written down to their fair value of ¥15,164 million, resulting in an other-than-temporary impairment charge totaling ¥21,398 million, which was included in earnings. The non-marketable equity securities were classified as Level 2 instruments and valued based on a market approach using observable inputs such as unadjusted quoted prices for similar instruments in active markets at the measurement date. Equity securities accounted for by the equity method were classified as Level 3 instruments and valued based on a combination of income approach and market approach using both unobservable and observable inputs including the use of inputs such as financial metrics, ratios and projected income of the investees and appropriate comparable public companies.

During the six and three months ended June 30, 2011, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses, net were ¥837 million gains and ¥2,195 million gains, for the six months ended June 30, 2011, and 2010, respectively, and were ¥2,056 million losses and ¥551 million losses, for the three months ended June 30, 2011, and 2010, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥32,317 million and ¥39,739 million for the six months ended June 30, 2011 and 2010, respectively, and were ¥16,501 million and ¥25,687 million for the three months ended June 30, 2011 and 2010, respectively.

Shipping and handling costs totaled ¥22,858 million and ¥26,188 million for the six months ended June 30, 2011 and 2010, respectively, and ¥11,566 million and ¥14,740 million for the three months ended June 30, 2011 and 2010, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Consolidated comprehensive income for the six months ended June 30, 2011 and 2010 were ¥131,884 million and ¥52,747 million, respectively. Consolidated comprehensive income for the three months ended June 30, 2011 was ¥37,266 million and consolidated comprehensive loss for the three months ended June 30, 2010 was ¥5,095 million.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥268,253 million and ¥249,907 million at June 30, 2011 and December 31, 2010, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Additionally, certain debt securities with original maturities of less than three months classified as held-to-maturity securities have no balance at June 30, 2011 and ¥1,000 million at December 31, 2010, which are also included in cash and cash equivalents. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables at June 30, 2011 are ¥197,933 million, and are included in prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheet.

The activity in the allowance for credit losses is as follows:

Six months ended June 30, 2011

Millions of yen
Balance at December 31, 2010	7,983

Charge-offs	(1,219)

Provision	1,053

Other	297

Balance at June 30, 2011	8,114

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at June 30, 2011 are not significant.

On March 11, 2011, Japan experienced the Great East Japan Earthquake and its aftermath. Although the earthquake caused damage to inventories, production equipment and buildings at certain manufacturing facilities and distribution warehouses, losses related to the damage to inventories, production equipment and buildings occurred during the six months ended June 30, 2011 were not material.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Consumer Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit: Office network digital MFDs / Color network digital MFDs /

Personal-use network digital MFDs / Office copying machines /

Full-color copying machines / Personal-use copying machines / Laser printers /

Large format inkjet printers / Digital production printers

Consumer Business Unit: Digital SLR cameras / Compact digital cameras / Interchangeable lenses /

 Digital video camcorders / Inkjet multifunction printers /

 Single function inkjet printers / Image scanners / Broadcast equipment /

 Calculators

Industry and Others Business Unit: Semiconductor lithography equipment / LCD lithography equipment / Medical image recording equipment / Ophthalmic products /

Magnetic heads / Micromotors / Computers / Handy terminals /

Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

Information about operating results for each segment for the six months ended June 30, 2011 and 2010 is as follows:

	Office	Consumer	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2011:

Net sales:
External customers	¥943,352	¥591,361	¥141,052	¥–	¥1,675,765
Intersegment	3,309	476	41,997	(45,782)	–

Total	946,661	591,837	183,049	(45,782)	1,675,765
Operating cost and expenses	823,767	506,613	171,612	12,860	1,514,852

Operating profit	¥122,894	¥85,224	¥11,437	¥(58,642)	¥160,913

2010:

Net sales:
External customers	¥926,577	¥653,291	¥146,016	¥–	¥1,725,884
Intersegment	4,500	1,023	45,242	(50,765)	–

Total	931,077	654,314	191,258	(50,765)	1,725,884
Operating cost and expenses	775,206	540,048	199,637	10,712	1,525,603

Operating profit (loss)	¥155,871	¥114,266	¥(8,379)	¥(61,477)	¥200,281

Information about operating results for each segment for the three months ended June 30, 2011 and 2010 is as follows:

	Office	Consumer	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2011:

Net sales:
External customers	¥464,301	¥301,993	¥70,280	¥–	¥836,574
Intersegment	1,498	223	20,976	(22,697)	–

Total	465,799	302,216	91,256	(22,697)	836,574
Operating cost and expenses	405,957	256,901	86,422	8,883	758,163

Operating profit	¥59,842	¥45,315	¥4,834	¥(31,580)	¥78,411

2010:

Net sales:
External customers	¥521,061	¥363,562	¥85,735	¥–	¥970,358
Intersegment	882	465	23,195	(24,542)	–

Total	521,943	364,027	108,930	(24,542)	970,358
Operating cost and expenses	438,159	297,094	114,354	7,313	856,920

Operating profit (loss)	¥83,784	¥66,933	¥(5,424)	¥(31,855)	¥113,438

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

Information by major geographic area for the six months ended June 30, 2011 and 2010 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
(Millions of yen)
2011:

Net sales:
	¥ 323,604	¥ 447,053	¥ 548,594	¥ 356,514	¥ 1,675,765
2010:

Net sales:
	¥ 337,661	¥ 474,494	¥ 541,647	¥ 372,082	¥ 1,725,884

Information by major geographic area for the three months ended June 30, 2011 and 2010 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
(Millions of yen)
2011:

Net sales:
	¥ 165,556	¥ 230,519	¥ 268,641	¥ 171,858	¥ 836,574
2010:

Net sales:
	¥ 170,145	¥ 269,939	¥ 310,969	¥ 219,305	¥ 970,358

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the six months ended June 30, 2011 and 2010.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2011:

Net sales:
External customers	¥358,894	¥444,415	¥545,489	¥326,967	¥–	¥1,675,765
Intersegment	878,099	7,061	2,011	335,430	(1,222,601)	–

Total	1,236,993	451,476	547,500	662,397	(1,222,601)	1,675,765
Operating cost and expenses	1,054,653	447,066	528,857	638,212	(1,153,936)	1,514,852

Operating profit	¥182,340	¥4,410	¥18,643	¥24,185	¥(68,665)	¥160,913

2010:

Net sales:
External customers	¥404,462	¥466,654	¥538,336	¥316,432	¥–	¥1,725,884
Intersegment	952,682	1,112	2,188	335,783	(1,291,765)	–

Total	1,357,144	467,766	540,524	652,215	(1,291,765)	1,725,884
Operating cost and expenses	1,146,939	456,262	520,566	627,262	(1,225,426)	1,525,603

Operating profit	¥210,205	¥11,504	¥19,958	¥24,953	¥(66,339)	¥200,281

Information by the location of the Company and its subsidiaries for the three months ended June 30, 2011 and 2010.
	Japan	Americas	Europe	Other areas	Corporate and eliminations	Consolidated
	(Millions of yen)
2011:

Net sales:
External customers	¥181,418	¥228,738	¥267,776	¥158,642	¥–	¥836,574
Intersegment	435,167	3,948	1,129	149,572	(589,816)	–

Total	616,585	232,686	268,905	308,214	(589,816)	836,574
Operating cost and expenses	520,779	229,321	261,581	298,305	(551,823)	758,163

Operating profit	¥95,806	¥3,365	¥7,324	¥9,909	¥(37,993)	¥78,411

2010:

Net sales:
External customers	¥215,079	¥265,607	¥309,486	¥180,186	¥–	¥970,358
Intersegment	518,487	788	932	184,022	(704,229)	–

Total	733,566	266,395	310,418	364,208	(704,229)	970,358
Operating cost and expenses	618,506	258,837	297,294	350,070	(667,787)	856,920

Operating profit	¥115,060	¥7,558	¥13,124	¥14,138	¥(36,442)	¥113,438

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Subsequent Event

On August 11, 2011, in accordance with Article 370 (resolution by documents instead of resolution by board meetings) of the Companies Act, the Company resolved to repurchase its own shares under Article 156, as applied pursuant to paragraph 3, Article 165, of the Companies Act, as follows.

1. Reason for repurchase:	The Company decided to acquire its own shares with the aim of improving capital efficiency and ensuring a flexible capital strategy that provides for such future transactions as share exchanges.

2. Method of repurchase:	Market trade

3. Total number of shares to be repurchased:	Up to 15.0 million shares of the Company’s common stock

4. Total cost of repurchase:	Up to ¥50.0 billion

5. Period of repurchase:	From August 12, 2011 to September 16, 2011.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 25, 2011 as below:

1. Total amount of interim cash dividends:

72,934 million yen

2. Amount of an interim cash dividend per share:

60 yen

3. Payment date:

August 26, 2011

Note:

The interim dividend is paid to registered shareholders as of June 30, 2011.